

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Orestes Fintiklis
Vice-Chairman
Mondee Holdings, Inc.
10800 Pecan Park Blvd.
Suite 315
Austin, Texas 78750

> **Re: Mondee Holdings, Inc.**
> **Schedule TO-I filed September 16, 2022 , as amended on October 7, 2022**
> **File No. 005-92154**

Dear Orestes Fintiklis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed September 16, 2022 , as amended on October 7, 2022

General

1. Please advise why the Warrant Amendment would not result in the Warrants constituting new securities, the offer and sale of which either must be registered or subject to a valid exemption under the Securities Act of 1933.

2. Please provide your analysis as to why the Consent Solicitation included in this Offer is not subject to Regulation 14A.

3.   We note that the Company has issued additional warrants in a private placement following commencement of the Offer, as disclosed on its Form 8-K filed on September 30. The Offer was not amended to include these additional warrants. Please advise why this is consistent with Exchange Act Rule 13e-4(f)(8)(i). Please also reconcile the disclosure on page 11 under the caption "Purpose of the Offer" with the fact that the Company has issued in such private placement Warrants to purchase 1,275,000 shares of Common Stock.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Perry Hindin at 202-551-3444.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Mergers & Acquisitions

cc: Michael Lee